Filed pursuant to Rule 424(b)(3)

Registration No. 333-252190

PROSPECTUS SUPPLEMENT NO. 19

(to Prospectus dated January 26, 2021)

Romeo Power, Inc.

Up to 62,150,554 Shares of Common Stock
Up to 12,266,648 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 4,763,058 Warrants

This prospectus supplement supplements the prospectus dated January 26, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252190). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 12,266,648 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,600,000 shares of Common Stock that are issuable upon the exercise of 4,600,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of RMG Acquisition Corp., a Delaware corporation (“RMG”), by the holders thereof, and (ii) up to 7,666,648 shares of Common Stock that are issuable upon the exercise of 7,666,648 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of RMG, by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus of (i) up to 62,150,554 shares of Common Stock (including up to 4,600,000 shares of Common Stock that may be issued upon exercise of the Private Warrants and 163,058 shares of Common Stock that may be issued upon exercise of 163,058 Public Warrants) and (ii) up to 4,763,058 Warrants, which consists of up to 4,600,000 Private Warrants and up to 163,058 Public Warrants.

Our Common Stock is listed on the New York Stock Exchange under the symbol “RMO”. On March 1, 2022, the closing price of our Common Stock was $1.70.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2022

Romeo Power, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38795	83-2289787
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4380 Ayers Avenue Vernon, CA 90058	90058
(Address of principal executive offices)	(Zip Code)

(833) 467-2237

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RMO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed in our Current Report on Form 8-K filed on February 16, 2022 (the “Prior 8-K”), Romeo Power, Inc. (the “Company”) entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company shall have the right, but not the obligation, to sell to Yorkville up to $350,000,000 of its shares of common stock at the Company’s request any time during the 24 months following the execution of the SEPA. Each sale the Company requests under the SEPA (an “Advance”) may be for a number of shares of common stock with an aggregate value of up to $25,000,000. The shares would be purchased at 96.25% of the Market Price (as defined below) and would be subject to certain limitations, including that Yorkville could not purchase any shares that would result in it owning more than 9.99% of the Company’s common stock. “Market Price” is defined as the average of the VWAPs (as defined below) during each of the three consecutive trading days commencing on the trading day following the date the Company submits an Advance notice to Yorkville. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s common stock for such date on the New York Stock Exchange as reported by Bloomberg L.P. during regular trading hours.

On February 28, 2022, the Company and Yorkville amended the SEPA pursuant to that certain Amendment No. 1 to Standby Equity Purchase Agreement, dated February 28, 2022 (the “SEPA Amendment”), to revise the definition of “Commitment Amount” to clarify that, as to any Advance, the issuance of Shares (as defined in the SEPA) in respect of such Advance would be excluded from the Exchange Cap (as defined in the SEPA) if the Purchase Price (as defined in the SEPA) paid for such Shares equals or exceeds the Minimum Price (as defined in Section 312.03 of the NYSE Listed Company Manual) applicable to such Advance.

As disclosed in the Prior 8-K, in addition to the Company’s right to request Advances, the Company may also request one or more pre-advance loans (each, a “Pre-Advance Loan”) from Yorkville, each request not to exceed $20,000,000 and pursuant to the terms and conditions set forth in the SEPA and the accompanying promissory note attached thereto. Pre-Advance Loans may be repaid with the proceeds of an Advance or repaid in cash.

Also as disclosed in the Prior 8-K, pursuant to the SEPA, the Company (i) is required to register all shares which Yorkville may acquire and file with the Securities and Exchange Commission a prospectus supplement to the Company’s prospectus, dated February 3, 2022, filed as part of the Company’s effective shelf registration statement on Form S-3, File No. 333-262355 (the “Registration Statement”), registering the shares of Common Stock that are to be offered and sold to Yorkville pursuant to the SEPA and (ii) currently intends to use the net proceeds from any sale of the shares for working capital and other general corporate purposes or, if different, in a manner consistent with the application thereof described in the Registration Statement. There are no other restrictions on future financing transactions. The SEPA does not contain any right of first refusal, participation rights, penalties or liquidated damages. We are not required to pay any additional amounts to reimburse or otherwise compensate Yorkville in connection with the transaction except for a $10,000 structuring fee.

The Company is filing the opinion of its counsel, Paul Hastings LLP, regarding the validity of the shares issued pursuant to the SEPA (as amended), as Exhibit 5.1 hereto.

The foregoing is a summary description of certain terms of the SEPA and the SEPA Amendment. For a full description of all terms, please refer to the copy of the SEPA and the SEPA Amendment that is filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K, each of which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Standby Equity Purchase Agreement, dated February 15, 2022, by and between YA II PN, Ltd. and Romeo Power, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022)

10.2	Amendment No. 1 to Standby Equity Purchase Agreement, dated February 28, 2022, by and between YA II PN, Ltd. and Romeo Power, Inc.

5.1	Opinion of Paul Hastings LLP

23.1	Consent of Paul Hastings LLP (contained in Exhibit 5.1)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROMEO POWER, INC.

Date:	March 2, 2022	By:	/s/ Matthew Sant
		Name:	Matthew Sant
		Title:	General Counsel and Secretary

Exhibit 5.1

March 2, 2022

Romeo Power, Inc.
4380 Ayers Avenue
Vernon, CA 90058

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Romeo Power, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) of the rules and regulations of the Securities Act of 1933, as amended (the “Act”), of a prospectus supplement, dated on or about the date hereof (the “Prospectus Supplement”), to the Company’s Registration Statement on Form S-3 (File No. 333-262355) filed with the Commission under the Act on January 26, 2022 (the “Registration Statement”), relating to the proposed issuance and sale by the Company, from time to time, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company having an aggregate sale price of up to $350,000,000 (the “Shares”), The Shares are to be issued and sold pursuant to that certain Standby Equity Purchase Agreement, dated as of February 15, 2022, between the Company and YA II PN Ltd. (as amended on February 28, 2022, the “Purchase Agreement”). This opinion letter is being furnished in accordance with the requirements of Item 601 of Regulation S-K under the Act.

As such counsel and for purposes of our opinion set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such documents, resolutions, certificates and other instruments of the Company and corporate records furnished to us by the Company, and have reviewed certificates of public officials, statutes, records and such other instruments and documents as we have deemed necessary or appropriate as a basis for the opinion set forth below, including without limitation:

(i)	the Registration Statement;

(iii)	the Prospectus Supplement;

(ii)	the Second Amended and Restated Certificate of Incorporation of the Company, as amended from time to time, as certified as of February 28, 2022, by the Secretary of State of the State of Delaware (the “Charter”);

(iii)	the Amended and Restated Bylaws of the Company as presently in effect, as certified by an officer of the Company as of March 1, 2022;

(iv)	the Purchase Agreement;

(v)	a certificate, dated as of February 28, 2022, from the Secretary of State of the State of Delaware certifying as to the existence and good standing of the Company in the State of Delaware (the “Good Standing Certificate”); and

March 2, 2022

(vi)	resolutions adopted by the board of directors of the Company, certified by an officer of the Company, relating to, among other things, the approval of the Purchase Agreement and the registration, sale and issuance of the Shares (the “Resolutions”).

In addition to the foregoing, we have made such investigations of law as we have deemed necessary or appropriate as a basis for the opinion set forth in this opinion letter.

In such examination and in rendering the opinion expressed below, we have assumed, without independent investigation or verification: (i) the genuineness of all signatures on all agreements, instruments, corporate records, certificates and other documents submitted to us; (ii) the authenticity and completeness of all agreements, instruments, corporate records, certificates and other documents submitted to us as originals; (iii) that all agreements, instruments, corporate records, certificates and other documents submitted to us as certified, electronic, facsimile, conformed, photostatic or other copies conform to originals thereof, and that such originals are authentic and complete; (iv) the legal capacity, competency and authority of all persons executing all agreements, instruments, corporate records, certificates and other documents submitted to us; (v) the due authorization, execution and delivery of all agreements, instruments, corporate records, certificates and other documents by all parties thereto (other than the Company); (vi) that no documents submitted to us have been amended or terminated orally or in writing except as has been disclosed to us in writing; (vii) that the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company and other persons on which we have relied for the purposes of this opinion letter are true and correct on and as of the date hereof; (viii) that there has not been any change in the good standing status of the Company from that reported in the Good Standing Certificate; (ix) that each of the officers and directors of the Company has properly exercised his or her fiduciary duties; (x) the Shares will not be issued or transferred in violation of any restriction contained in the Charter and that upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter; and (xi) that prior to the issuance of any of the Shares, the Board of Directors of the Company (or a duly authorized committee thereof) will determine the price and certain other terms of issuance of such Shares in accordance with the Resolutions (the “Board Proceedings”). As to all questions of fact material to this opinion letter, and as to the materiality of any fact or other matter referred to herein, we have relied (without independent investigation or verification) upon representations and certificates or comparable documents of officers and representatives of the Company.

Based upon the foregoing, and in reliance thereon, and subject to the assumptions, limitations, qualifications and exceptions set forth herein, we are of the opinion that upon completion of all of the Board Proceedings, the Shares will be duly authorized for issuance and, when and if issued and delivered by the Company in accordance with the Resolutions, and the Board Proceedings against payment therefor in accordance with the Purchase Agreement, the Shares will be validly issued, fully paid and nonassessable.

Without limiting any of the other limitations, exceptions, assumptions and qualifications stated elsewhere herein, we express no opinion with regard to the applicability or effect of the laws of any jurisdiction other than the General Corporation Law of the State of Delaware, as in effect on the date of this opinion letter.

This opinion letter deals only with the specified legal issues expressly addressed herein, and you should not infer any opinion that is not explicitly stated herein from any matter addressed in this opinion letter.

March 2, 2022

This opinion letter is rendered solely in connection with the filing of the Prospectus Supplement. This opinion letter is rendered as of the date hereof, and we assume no obligation to advise you or any other person with regard to any change after the date hereof in the circumstances or the law that may bear on the matters set forth herein, even if the change may affect the legal analysis or a legal conclusion or other matters in this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the Commission on or about March 2, 2022, which will be incorporated by reference in the Registration Statement, and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement, which is a part of the Registration Statement. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Paul Hastings LLP

Exhibit 10.2

Amendment NO. 1 to Standby Equity Purchase Agreement

THIS AMENDMENT NO. 1 (the “Amendment”), dated as of February 28, 2022, to the Standby Equity Purchase Agreement (the “SEPA”), dated as of February 15, 2022, by and between YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Investor”), and Romeo Power Inc., a company incorporated under the laws of the State of Delaware (the “Company”, and together with the Investor, the “Parties”), is being executed at the direction of the Parties.

WHEREAS, Section 13.02 of the SEPA permits the Parties to amend the SEPA through an instrument in writing signed by the Parties.

NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the Parties agree as follows:

1.            The defined term “Commitment Amount” in Section 1.13 of the SEPA is hereby deleted in its entirety and replaced with the following:

“Commitment Amount” shall mean $350,000,000 of Common Shares, provided that, the Company shall not affect any sales under this Agreement and the Investor shall not have the obligation to purchase Common Shares under this Agreement to the extent (but only to the extent) that after giving effect to such purchase and sale the aggregate number of Common Shares issued under this Agreement would exceed 19.99% of the outstanding Common Shares as of the date of this Agreement (the “Exchange Cap”); provided further that, (a) the Exchange Cap will not apply if the Company’s stockholders have approved issuances in excess of the Exchange Cap in accordance with the rules of the Principal Market, and (b) as to any Advance, the issuance of Shares in respect of such Advance would be excluded from the Exchange Cap if the Purchase Price paid for such Shares equals or exceeds the Minimum Price (as defined in Section 312.03 of the NYSE Listed Company Manual) applicable to such Advance.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

1

The Parties hereto have caused this Amendment to be executed and delivered as of the day and year first written above.

COMPANY:
Romeo Power, Inc.

By:	/s/ Matthew Sant
Name:	Matthew Sant
Title:	General Counsel and Secretary

INVESTOR:
YA II PN, Ltd.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

By:	Yorkville Advisors Global II, LLC
Its:	General Partner

By:	/s/ M. Beckman
Name:	Matt Beckman
Title:	Member

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SEPA]